Filed by MGIC Investment Corporation
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: MGIC Investment Corporation (Commission File No.: 1-10816)
Radian Group Inc. (Commission File No.: 1-11356)

Forward Looking Statements

Discussions presented below that are not statements of historical fact (including statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” and “plan”) are forward-looking statements that involve risks and uncertainties. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Radian and MGIC, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Radian or MGIC to approve the transaction; the risk that the businesses will not be integrated successfully; customer attrition and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; competition and its effect on pricing, spending, third-party relationships and revenues; movements in market interest rates and secondary market volatility; potential sales of assets in connection with the merger; legislative and regulatory changes affecting demand for private mortgage insurance or financial guaranty insurance; downgrades of the insurance financial-strength ratings assigned by the major ratings agencies to Radian’s and MGIC’s operating subsidiaries and unfavorable changes in economic and business conditions. Additional factors that may affect future results are contained in Radian’s and MGIC’s filings with the SEC, which are available at the SEC’s website http://www.sec.gov. Radian and MGIC disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information

The proposed merger will be submitted to shareholders of MGIC Investment Corporation and Radian Group Inc. for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about MGIC and Radian, without charge, at the Securities Exchange Commission’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing MGIC’s website (http://www.mgic.com) or Radian’s website (http://www.radian,biz). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael Zimmerman, Vice President Investor Relations, 250 E. Kilbourn, Milwaukee, WI 53092 or Mona Zeehandelaar, Senior Vice President, Investor Relations and Corporate Communications, 1601 Market Street, Philadelphia, PA 19103

MGIC Investment Corporation and Radian Group Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the shareholders of MGIC Investment Corporation and/or Radian Group Inc. in respect of the proposed merger. Information regarding MGIC Investment Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by MGIC on March 30, 2006, and information regarding Radian Group Inc’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Radian on April 18, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

***

The following information was made available on MGIC Investment Corporation’s Website on February 7, 2007.

CORPORATE PARTICIPANTS

Mike Zimmerman
MGIC Investment Corp. — VP of IR

Curt Culver
MGIC Investment Corp. — Chairman and CEO

S.A. Ibrahim
Radian — CEO

Mike Lauer
MGIC Investment Corp. — CFO

Larry Pierzchalski
MGIC Investment Corp. — Risk Manager

CONFERENCE CALL PARTICIPANTS

Geoffrey Dunn
Keefe, Bruyette & Woods — Analyst

Paul Miller
Friedman, Billings, Ramsey — Analyst

Ed Groshans
Fox-Pitt, Kelton — Analyst

Eric Wasserstrom
UBS — Analyst

Brad Ball
Citigroup — Analyst

Matthew Roswell
Stifel Nicolaus — Analyst

Brett Baud
Analoyst

Mike Grasher
Piper Jaffray — Analyst

Rob Ryan
Merrill Lynch — Analyst

Andrew Brill
Goldman Sachs — Analyst

James Shanahan
Wachovia Securities — Analyst

Howard Shapiro
Keefe, Bruyette & Woods — Analyst

Ron Mandle
Analyst

Landu Morena
Analyst

Ken Zuckerberg
Analyst

Kenneth Posner
Morgan Stanley — Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to the MGIC Radian conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time. (OPERATOR INSTRUCTIONS) As a reminder, this conference call is being recorded.

I would now like to turn the call over to your host, Mike Zimmerman, Vice President of Investor Relations for MGIC Investment Corporation. Sir, you may begin.

Mike Zimmerman — MGIC Investment Corp. — VP of IR

Thank you, operator, and good morning. Welcome, everybody, to our MGIC Radian conference call. We very much appreciate your participation in today’s call. My name is Mike Zimmerman and I’m Vice President of Investor Relations for MGIC. My counterpart at Radian, Mona Zeehandelaar, is also present here in Milwaukee.

Participating in the call today in Milwaukee are the following executives, Curt Culver, Chairman and Chief Executive Officer of MGIC Investment Corporation; Mike Lauer, the Chief Financial Officer of MGIC Investment Corporation; and S.A. Ibrahim, Chief Executive Officer of Radian Group Inc.

Before we get started this morning, I wanted to remind all the participants that the press release that we issued this morning can be accessed on both MGIC’s and Radian’s websites, which are located at mgic.com and at radian.biz. I would also like to call your attention to the fact that the restructuring charge that was mentioned in the press release should be on an after-tax basis and not on a pretax basis, as was initially indicated in the press release and has subsequently been corrected on our website.

During the course of this call, we may make comments about our expectations of the future. Actual results could differ materially from those contained in these forward-looking statements. Additional information about those factors that could cause actual results to differ materially from those discussed on the call are contained in this morning’s news release, our recent quarterly earnings release, and SEC filings. If the Company or Companies makes any forward-looking statements, we are not undertaking an obligation to update those statements in the future in light of subsequent developments.

I would also ask everybody’s indulgence. We have scheduled an hour call. We have a large number of participants, so if we can just limit each question to one and if you head back into the queue for the follow-up, we would greatly appreciate that.

With that, I would like to turn the call over to Curt Culver.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Thanks Mike. Mike has been up for 24 hours, so bear with us all here. In fact we all have been. It is a great day for Radian and MGIC and our shareholders, our co-workers, and everyone connected to the companies. It is also important to me in re-establishing my credibility. As many of you know that have listened to me in the past, I’ve talked about consolidation in the industry happening for about the last five years. About as long as I’ve talked about MI tax deductibility. And now we have had both happen within months. So hopefully I have restored that credibility with all of you.

Relative to the transaction itself, I am extremely excited about both the financial aspects as well as the operating synergies that we have between our two companies. And particularly at this point in time when things are returning in favor to our business and our industry relative to MI penetration increasing, persistency increasing, which will allow us to grow that $290 billion of insurance in force on a combined basis that companies have that really brings us tremendous operating leverage.

Both companies have prided themselves on operating as efficiently as possible and together those efficiencies really come to light. So I am very excited about the operating leverage. I am very excited about the management team that we’ve put together. I’m excited about working with S.A. I have known S.A. for many years as a customer, more recently as a competitor, and through this process while at times we had differences of opinion, I have to tell you he is a man of extreme integrity and someone that I entrust implicitly, which is very, very important to obviously me personally and our company long-term to be with such a partner. So I am thrilled to be partnering with the Radian Group and particularly with S.A. and the management team that he brings with him.

The operating efficiencies that I mentioned will be strong within the company. Mike Lauer will talk about that in a little more detail. I am excited about the product offering enhancements that we can bring together. Both companies have been pioneers in many things, the synthetic reinsurance, the bulk business, the CDSs, the NIMs. We have tremendous opportunity to expand our offerings to all customers and I am excited about that.

We have known each other, one of the beauties of this transaction is we became partners really in March of 2001 with our investments in C-BASS and Sherman Financial and so we know which other quite well. And that also played an important role as well as both our offerings internationally, where I think we can really leverage each other for what both of us were doing in Australia, our exploits into Canada. Radian, which had established a strong presence within Europe and Hong Kong and then I think ultimately India, so we have some tremendous synergies not only domestically but internationally.

Finally, and which Mike will talk about in more detail after S.A. provides some comments, obviously it is very attractive financially to both companies and our shareholders. So all in all I am extremely excited about the possibilities and together we are going to be a much stronger company than either of us was apart. S.A.?

S.A. Ibrahim — Radian — CEO

Thank you, Curt. I can echo Curt’s words in saying that I am very excited and energized about this combination. As Curt said, he and I have now known each other for quite a long time, having been in the industry as a customer and provider as well as in participating in various industry forums together.

The beauty of this transaction is the businesses have a lot in common and yet in some ways complement and strengthen each other. We have an opportunity both in the traditional MI area as well as in offering new kinds of credit enhancement solutions because the market really can no longer be defined as traditional MI alone. Really the market for credit enhancement should be viewed as much broader than MI and it is somewhere between the traditional MI, which is $600+ billion, and $9 trillion in mortgage debt outstanding. And where it is is going to be determined by companies that can define that frontier.

I believe that the opportunity in bringing solutions to customers particularly as the mortgage industry continues to change and evolve is very attractive. And also the other point I’d like to make is Radian brings with it the financial guaranty business which as many as you may know, in the fourth quarter exceeded $100 billion mark in net par outstandings and has through its strong production in 2006 both in structured finance and public finance with net premiums written up 17.9% has validated the AA franchise strategy.

So we aim to leverage the best products, capabilities and people in the company, and we also benefit from having a seasoned team on both sides of the table with the ability to combine and integrate, which are tasks that lie ahead of us.

Early in my career, I had the opportunity of watching Walter Shipley when I was at Chemical make a decision along with John McGillicuddy to combine forces to create an institution which since then has gone out to be an industry leader. And in working with Curt on this transaction, I drew a lot of inspiration from what Walter Shipley did.

With that, I’ll turn it over to Mike Lauer.

Mike Lauer — MGIC Investment Corp. — CFO

This is Mike Lauer. I think I’ll just cover a couple of key points. As you read through the press release, I think first of all understand that this base case pro forma that we operated on a couple assumptions. Number one is we are reducing the net combined investment in the two JVs, C-BASS and Sherman, down to 49%. The situation there is going into the rating agencies. We wanted a base case presentation looking at pro forma numbers such that ratings would not be significantly impacted.

Longer-term we will be looking those structures. If there is any other alternative, we will work with the rating agencies to determine if in fact we [can handle] more on that but the base case in the pro forma is that there is asset proceeds available for repurchase of shares as a result of the sale down of those two ventures.

Secondly, we are looking at savings in approximately about $128 million annually from synergistic benefits. As Mike point out, the after-tax restructure costs up front will be somewhere between $125 million and $150 million. We probably will structure the entity with some form of hybrid instrument and use excess cash available initially to repurchase stock. Initially we are looking at a closing in the fourth quarter with a combination of proceeds from joint venture sales, our hybrid offering, and excess dividends, if you will, upstream to the holding company in the neighborhood of $1 billion at closing and possibly $750 million going into ‘08 from the sale of JVs or a combination thereof.

So I think if you look at the last part of the slides, we are talking about page 26 where we look on a combined basis, a predisposition of about $1.144 billion in pretax adjustments, you’ll note that after the transaction, the net income in ‘08 running slightly less than that. That again is I would key the lost income from the sale, if you will, or down a percentage on the sale of the JV. So that is a key assumption in the pro formas.

To the extent that we can change that going forward, that could be a benefit, but I think the significant element of that is that the pro formas have been prepared with that assumption of reducing the JV percentage down to 49%.

Turning to 27, looking at the balance sheet, this gives you a pretty good idea of the size of the two entities and as Curt pointed out before, we’ll have somewhere in excess of $300 million of insurance in force and last year generated combined almost $100 million of NIW volume. So strong balance sheet combining.

Looking at page 28, the GAAP debt to capital ratio is on a pro forma basis, preadjusted are about 18% to 20%. After giving effect for some hybrid treatment, we think it will be somewhere between 12% to 15%; certainly an acceptable area.

And then finally most importantly, the risk of capital on a combined basis is somewhere around 8.3 to 1. So again, combining these companies even with the size, there is a significant amount of capital, if you will, for further expansion. I think we’ll talk about some of those activities probably later in the presentation, but we’ve got ample capital for looking at new ventures. We’re looking at expansion of the core business and ultimately repurchase of shares.

So I think those are kind of the highlights of the financials.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Thanks, Mike and S.A. I think what is best, you have the slides and rather than us talking about the slides, I know you’d rather get to your questions. So operator, if we could, let’s open it up for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Geoffrey Dunn.

Geoffrey Dunn — Keefe, Bruyette & Woods — Analyst

Thank you and congratulations. I think a lot of people have been waiting for consolidation for a long time here. First question on the $1 billion potential buyback right out of the gate, is that something you are intending to be an open market buyback? Are you looking at some sort of accelerated plan to take that all down quickly?

Mike Lauer — MGIC Investment Corp. — CFO

All of that is being considered, all of those I guess I would say alternatives are being looked at.

Geoffrey Dunn — Keefe, Bruyette & Woods — Analyst

Okay and understanding that this is still a base case and you don’t know what the rating agencies will ultimately say, but have you prodded the market at all for potential multiples on the JV assets that you might have to sell off? And what are the tax implications on any proceeds that you generate from those sales?

Mike Lauer — MGIC Investment Corp. — CFO

The proceed assumptions that we use here are after tax.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

And we have not prodded the market relative to market valuations.

Geoffrey Dunn — Keefe, Bruyette & Woods — Analyst

Okay, and last question, you indicated that you expect to lose about $12 billion of NIW share by ‘08 I believe it was. How did you go about coming up with that number? And how severely stressed do you think that assumption is?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

We are able to get HMDA report, Jeff, that details the insurance business with each customer and it really comes from the 2005 HMDA data that we went through that process of looking at what business we do and then what business Radian does with each customer. And basically what we did is where we had joint customers, which we have a lot of, we just subtracted the lesser business totally out of the NIW, so if you understand in that process we both did business with the customer. Whichever amount of money — or business was left, we just subtract that out of our market share.

So I think it is a very conservative approach. I would be frankly disappointed if we did not do better than that approach as we operate our companies. Radian has had tremendous strength with very large customers and MGIC with large but more so in the mid-level customer. So it is a great grouping relative to our market share strength. I think a fairly conservative assumption.

Geoffrey Dunn — Keefe, Bruyette & Woods — Analyst

Okay, great. Congratulations again.

Operator

Paul Miller.

Paul Miller — Friedman, Billings, Ramsey — Analyst

I did not get the presentation and I know I’m probably being redundant. Can you go through what you think the buybacks are? And also if you don’t get the buy down, the 49% of the reduced net combined investment I believe that is what it was, does that lower the buyback potential?

Mike Lauer — MGIC Investment Corp. — CFO

This is Mike again. I think relative to the movement there, it is a combination of things. If we are able to achieve some kind of structure whereby we would retain a higher percentage of the ventures, we’d have more income available, possibly more cash flow. I don’t not think it would impair significantly the change. We still have leverage capabilities available. But I think the movement there obviously is the flow of funds from the writing companies to the parent and the ability to add additional capacity with respect to structure.

Paul Miller — Friedman, Billings, Ramsey — Analyst

So you are talking about — you have enough cash if you buy down the 49% to do $1 billion by the time of the closing? Did I understand that correctly? And another $750 million in the next year?

Mike Lauer — MGIC Investment Corp. — CFO

Yes.

Paul Miller —Friedman, Billings, Ramsey — Analyst

So that is a combined $1.8 billion?

Mike Lauer — MGIC Investment Corp. — CFO

Yes.

Paul Miller — Friedman, Billings, Ramsey — Analyst

And you are going to try to do that within a one-year time span?

Mike Lauer — MGIC Investment Corp. — CFO

Give or take.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Approximately, Paul.

Paul Miller — Friedman, Billings, Ramsey — Analyst

Thank you very much, gentleman.

Operator

Ed Groshans.

Ed Groshans — Fox-Pitt, Kelton — Analyst

I was really looking — I’m trying to find pro forma ROE numbers in here and I guess I can back into it. Are you looking at $1 billion of goodwill from this transaction?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

No, it is less than that. It’s less than that, do you have the number, Mike?

Mike Lauer — MGIC Investment Corp. — CFO

Not right in front of me, no.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

We’ll look that number.

Ed Groshans — Fox-Pitt, Kelton — Analyst

Okay, because I guess — in the back you show us that the lost income from the JVs —and I guess I am kind of coming into numbers in ‘08 of sort of a 13% to 14% pro forma ROE. Does that sound about right?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

I would think in combining that you would be in that neighborhood. As you can see, it is not something we focused on, but certainly will focus on. But it has got to be in that neighborhood given that’s where both companies operate.

Ed Groshans — Fox-Pitt, Kelton — Analyst

Then, Curt, do you think there’s opportunities as you generate some synergies between the two on a go-forward basis that you could start to lift that up maybe somewhere in the midteens range?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

You know, as we have talked, I think it is a 14% to 16% return business. Now given the synergies that we have as well as the businesses that we have both with C-BASS and Sherman, clearly I would think we would be in the higher end of that once we get all things integrated properly.

Ed Groshans — Fox-Pitt, Kelton — Analyst

Okay, and then we will get more detail on the structure of anything with C-BASS and Sherman as the merger progresses?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Yes, as it progresses we’re exploring opportunities. Obviously there’s lots of alternatives there and we tried to use the most conservative example within the financials. For you again I think it is one of those things where we have some upside, but time will tell.

Ed Groshans — Fox-Pitt, Kelton — Analyst

I did like your methodology for the NIW lost share. I think that is a good methodology.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Yes, again I think it is very conservative. Again, I would be very disappointed if that is how it turns out, but again getting back to setting assumptions for this, both companies would rather be on the conservative end.

Ed Groshans — Fox-Pitt, Kelton — Analyst

All right, thank you very much for taking my questions.

Operator

Eric Wasserstrom.

Eric Wasserstrom — UBS — Analyst

Thanks. Just a quick question. I am afraid I didn’t quite follow all of the ins and outs on the hybrid offering. What is that suppose to accomplish?

Mike Lauer — MGIC Investment Corp. — CFO

Well, it is just another form of cash and debt structure with some equity treatment depending on each rating agency. Some of them give 100%, some 50%, some 75%, but again it is a form of capital structure with unique equity treatment.

Eric Wasserstrom — UBS — Analyst

Right, but I guess it is unclear to me why it is being issued.

Mike Lauer — MGIC Investment Corp. — CFO

Well, it is part of the structure, putting the two companies together and the ability to repurchase shares.

Eric Wasserstrom — UBS — Analyst

Okay.

Mike Lauer — MGIC Investment Corp. — CFO

As I said in the beginning, what we are doing to generate cash is a combination of things. One, a sale of some of the percentages of the JVs. Also upstreaming dividends from the writing companies. Third, adding capacity with some new debt structure.

Eric Wasserstrom — UBS — Analyst

Got you. I see. Thanks Mike. Curt, if I could just ask you one question, what is your perspective on the AA financial guaranty strategy that Radian is bringing to you?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

S.A. and I have been talking with that and these things are all coming together rather quickly and we have not had the opportunity to explore fully. Clearly that was an area that we were interested in being in as a company and so again the synergies here work out quite nicely for us because I think financial guaranty is a very important part of providing a solution in the credit enhancement world. So I am excited about the opportunities there. We need to get through the process and meet with that group and Steve and the team there and see how we can move forward. So yet to be determined, but I know it is important part of what we do.

Eric Wasserstrom — UBS — Analyst

Thanks very much.

Operator

Brad Ball.

Brad Ball — Citigroup — Analyst

Just a quick follow-up. Is the $1.8 billion of buybacks, is that baked into your ‘08 and ‘09 accretion estimates?

Mike Lauer — MGIC Investment Corp. — CFO

Yes.

Brad Ball — Citigroup — Analyst

It is, okay. Then are you assuming any revenue synergies as part of your ‘08 and ‘09 accretion estimates?

Mike Lauer — MGIC Investment Corp. — CFO

No, not at all.

Brad Ball — Citigroup — Analyst

        Curt, could you give us a sense — I understand from the release that you’ve completed your due diligence. Can you give us a sense as to what the due diligence entails from a credit standpoint? And could you talk about how you feel about Radian’s roughly 17% of risk in force that is in Alt-A and whether you could foresee changing that mix going forward?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Well, the due diligence was a case of both companies trading tapes relative to our books of business and us running our loss estimates relative to our data and that we utilize in our pricing models and frankly determine whether it is an asset or a liability. And it turned out to be a tremendous asset as we looked at it. So we went through that in depth — although in a week’s time — and I have to commend our group of people at MGIC and I’m sure the same is true at Radian, S.A. can describe the process there that they looked at us for the hard work that they put in to do that due diligence.

But Larry Pierzchalski and his group went through that with a fine toothed comb and came back that they were pleased with how the book looks. So from that aspect, we are very pleased. The Alt-A is an area that I have not been a huge fan of, as you know, but things have changed somewhat in that sector and as far as how you move forward on that, again part of it is what the market offers to you, so we will wait and see on that type of business.

I think there is getting a return in underwriting discipline back to the business with the changes and the regulations that have come up from the banking agencies and I think even Fannie Mae and Freddie Mac are trying to do more to document information. So I am hoping for our whole industry and for lots of borrowers that we see less of that going forward and I think that indeed is the case.

Brad Ball — Citigroup — Analyst

And it’s fair to say that the Alt-A business at Radian was part of Larry’s due diligence review?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Yes, it was.

Brad Ball — Citigroup — Analyst

Okay, just one quick last one. Do you require any state regulatory approvals for this?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Yes, that will be a lengthy process and hence why we would love to close as quickly as possible but why we are looking at late third quarter or early fourth quarter.

Brad Ball — Citigroup — Analyst

So the state insurance agencies, each of them has to sign off on it?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Correct.

Brad Ball —Citigroup — Analyst

Okay, thank you.

Operator

Matthew Roswell.

Matthew Roswell — Stifel Nicolaus — Analyst

A couple of questions. I apologize if I missed them. Have you broken down the components of the restructuring charge in any of the materials?

Mike Lauer — MGIC Investment Corp. — CFO

No, we have not.

Matthew Roswell — Stifel Nicolaus — Analyst

Are you willing to do that yet or you will do it when you actually take the charge upon closing?

Mike Lauer — MGIC Investment Corp. — CFO

Exactly. We will identify that in closing and have the details on that.

Matthew Roswell — Stifel Nicolaus — Analyst

And to follow up on the last question about the state insurance commissioners, to fund the transaction apart from the buyback, do you need to go to any of the commissioners to get a special dividend? In other words to get the capital there?

Mike Lauer — MGIC Investment Corp. — CFO

Yes, and to move the asset proceeds from the sale of the JVs.

Matthew Roswell — Stifel Nicolaus — Analyst

Any — are or you willing to give us sort of what the capital needs would be from the subs?

Mike Lauer — MGIC Investment Corp. — CFO

There would be normal dividends but I think the point here is that if we were to sell a percentage of the ventures, that is another special request.

Matthew Roswell — Stifel Nicolaus — Analyst

Okay, and I guess a final question is have you gotten approval from the FTC, from the federal regulators? Do you even foresee an issue?

Mike Lauer — MGIC Investment Corp. — CFO

We file in the future.

Matthew Roswell — Stifel Nicolaus — Analyst

I guess in terms of antitrust, Federal Trade Commission, with the Hart-Scott-Rodino?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Well, that will be something we have to receive but (multiple speakers) we are starting the process.

Matthew Roswell — Stifel Nicolaus — Analyst

Okay, thank you very much.

Operator

[Brett Baud].

Brett Baud Analyst

I noticed on Bloomberg today that Fitch changed the outlook on your financial guaranty, Radian asset assurance rating to negative and I guess I was wanting to know what steps are being taken to address Fitch’s concerns and do you plan on continuing doing financial guaranty business at that AA rating level?

S.A. Ibrahim — Radian — CEO

This is S.A. They did not change it — the (indiscernible). They basically — the issue is that Fitch has a new model on the capital side and we at Radian have been working closely with the Fitch team and we will continue to work with the Fitch team on their model. That is enough said. We are in the middle of talking to them on an ongoing basis.

Brett Baud Analyst

Do you still plan on doing business at the AA rating level? Do you have any plans to maybe increase your capital and get into the AAA game?

S.A. Ibrahim — Radian — CEO

We believe the AAA arena is very crowded. The success of the business that we have achieved has been unique because of its unique AA focus and we are very pleased with the statistics that I cited earlier that demonstrate the fact that we have validated the AA franchise and the attractiveness of that franchise. As you know, that franchise is an area, that AA arena is an area where some of the other players are looking at as an opportunity, so we are not the only ones who feel that that is a good area.

Brett Baud Analyst

Thanks, S.A.

Operator

Mike Grasher.

Mike Grasher — Piper Jaffray — Analyst

Congratulations. All my questions have been answered. Thank you.

Operator

Rob Ryan.

Rob Ryan — Merrill Lynch — Analyst

Based on the migration or the evolution of mortgage insurance over the years, a much more diverse offering than in the past, how does that especially the growth of the bulk business factor into your expectations of the market share loss compared to, say, if this transaction was ten years ago?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

The flow market share is what we really identified as far as the market share loss, because that was the most identifiable. We had it on a customer basis, so frankly in the bulk arena we’re both leaders in that area relative to our early involvement within and our success for both companies thereafter. So frankly the bulk area or the movement of business outside the GSE realm has broadened the world for bulk and lowered the flow business, if you will. So the market share impact today versus ten years ago will not be as significant in my opinion.

Operator

Ed Groshans.

Ed Groshans — Fox-Pitt, Kelton — Analyst

I guess the question that got to me a couple of times this morning was the cost saves running at about 10% of the combined new company. Some people think that there is more room. Is that just your conservative first take on that with the $128 million?

Mike Lauer — MGIC Investment Corp. — CFO

Mike again here. It is similar to what Curt talked about with respect to the share loss. I think when we in structuring this transaction for review with the rating agencies, we had to make a series of assumptions again and I think we made all of those conservatively. We may have overestimated how much business we’ll lose. We may have underestimated what the savings can be and a number of other things with respect to proceeds on ventured transaction.

So I think the point here is that this is the base case and the company is well structured. To the extent that we can improve on this, it will be up to management and we believe we can, but we wanted to put together a pro forma that had realistic bases by which we could review with the rating agencies and the other constituents.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

And Ed, if I can, really that was the cost savings from the combined MI operation which was $128 million out of $467 million if I remember properly. The others where we don’t have operations together, we are looking at continuing those operations. But to Mike’s point, I think I would be disappointed if we don’t do that or better than that number.

S.A. Ibrahim — Radian — CEO

Also keep in mind that as we went about this process, we decided that we would go through a very deliberate process of integration preserving our customer experience through the whole process. So we are going to go about it in a very systematic, deliberate manner, which we believe is very critical to the success and the potential of this combination.

Ed Groshans — Fox-Pitt, Kelton — Analyst

Okay, is there any possibility when you go to make the presentation with the rating agencies that it is not necessary to divest I guess close to 46% of the ownership in Sherman and C-BASS?

Mike Lauer — MGIC Investment Corp. — CFO

Again, I think we are looking at different structures, all of which would have to be approved by the rating agencies relative to what the rating of the company would be as a result of different structures, so I think there are some opportunities to look at new structures. Whether or not the rating agencies each or all of them will agree with it is something that we have to work on. We’ve got quite a bit of time to do that.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

I mean they are both tremendous companies, as you know, and we would love to retain as much ownership as we can. That is a goal, but given the time constraints that we are dealing with, we felt we should put a scenario in front of you that takes them to that level. I hope we can do better there.

Ed Groshans — Fox-Pitt, Kelton — Analyst

Okay, then I guess what about pricing in this industry? Curt, you have been talking about consolidation for many years now. This consolidation comes through. Does this help pricing at all?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

We can’t address pricing questions. That is not relevant.

Ed Groshans — Fox-Pitt, Kelton — Analyst

Okay, how about — ?

Mike Zimmerman — MGIC Investment Corp. — VP of IR

Ed, can I ask you this? Mike Zimmerman. We have still a number of other callers on line. Can I ask you to do get back into the queue?

Ed Groshans — Fox-Pitt, Kelton — Analyst

You got it, Mike.

Operator

Andrew Brill.

Andrew Brill — Goldman Sachs — Analyst

Just wanted to ask a few questions or just actually one question on the reserving assumptions. Do both companies use similar claim severity factors in their reserves? And as you think about it, what have you assumed in terms of potential reserve releases or reserve strengthening that might be needed as the books get combined?

Mike Lauer — MGIC Investment Corp. — CFO

This is Mike Lauer again. We have very similar approaches that we go about it differently, but ultimately we get to a reserve base based on the experience on the claims side and severity and as we looked at the actuarial reports that we prepared and they prepared and our actuary looked at both the range of the reserve in theory is very close. We have different approaches for it, but net-net the average case basis is very similar when you look at the detail.

Andrew Brill — Goldman Sachs — Analyst

Got you, so no reason to believe that there will be any sort of reserve adjustment?

Mike Lauer — MGIC Investment Corp. — CFO

No, I do not believe that.

Andrew Brill — Goldman Sachs — Analyst

Thank you.

Operator

James Shanahan.

James Shanahan — Wachovia Securities — Analyst

Congratulations on the transaction. The question I have is on the joint venture sale. I guess what I’m wondering is is there some reason why — is there a desire, rather, for the ownership of the joint venture businesses to be less than 50%? Is there some reservation about consolidating the earnings of the JVs?

Mike Lauer — MGIC Investment Corp. — CFO

The issue is the consolidation of debt of those companies. C-BASS in particular has a very strong balance sheet with respect to debt. Sherman is growing and growing debt rapidly, so from the rating agency standpoint, the consolidation of increased debt that may have to be serviced on a combined basis, they look at cash flow coverage and the inability to move money upstream fast enough from the writing companies, that always becomes an issue, so that is the key proponent of that analysis.

So the issue is either are there available structures that could alleviate that and the rating agencies have agreed to work with us on that if there is any structure that we could put together whereby it would somehow minimize that risk, but we have time to do that. We’ve got a number of months to review that with them. That is the issue.

James Shanahan — Wachovia Securities — Analyst

Thank you. And the quick follow-up, do you have any expectation that this 51% ownership less management’s ownership will be owned by another public company? Do you have any idea who you might look to sell that share to?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

No.

James Shanahan — Wachovia Securities — Analyst

Okay, thanks.

Operator

Howard Shapiro.

Howard Shapiro — Keefe, Bruyette & Woods — Analyst

First of all congratulations to both teams. Just wondering if you have had a chance yet to reach out to your customer base to get a sense — in reality what they might do. Could you help us understand how they would make their decision? Is it simply a question of risk limits that they can’t have more than a certain percent of exposure to one entity? What would drive the decision to keep the combined business or to pare a part of it?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Howard, it is 9:45. We have not had time to reach out to them yet, Buddy. Come on. But I will let you know by 10:30. You know, the name of the game in any business is providing solutions to your customers and to the extent that we do that, we are going to be rewarded and with this combination, we can bring every solution possible. So I am real excited about that opportunity to meet the needs of all our customers, which I think will even expand through the combination of many of the things that Radian has done inclusive of financial guaranty and providing solutions to customers.

S.A. Ibrahim — Radian — CEO

        Having been until recently a customer of both, I’m telling you the way the industry, particularly some of the more sophisticated players are now moving towards the direction where really solutions that you can get and the execution that can be delivered in the secondary markets, that’s really execution advantages that can be delivered in the secondary markets are driving those decisions more than anything else.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

But we will be reaching out quickly, Howard.

Howard Shapiro — Keefe, Bruyette & Woods — Analyst

Thank you very much.

Operator

Ron Mandle.

Ron Mandle Analyst

Thanks. I was wondering about the share repurchases and it strikes me to some extent that some of the funds that you’re going to use in the $1 billion, especially in the $1 billion are funds that you either might have or could have raised with the hybrids even ex this deal. So I’m wondering to some extent how you’re thinking about that, how much of the repurchases, the separate companies could have done on their own and how much of the repurchases are unique to the deal?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

I guess you would have to look at each of the companies historically have been repurchasing somewhere between $300 million or $500 million a year, at least the last couple of years, so MGIC had been repurchasing somewhere between $400 million and $500 million; Radian somewhere around that range, but lower in earlier years. So yes, both of our companies had been relatively aggressive in the last two years in repurchases. Does that kind of answer your question?

Ron Mandle Analyst

Yes, I think so. I mean, just to some extent that the share repurchases could have been done anyway, obviously they are huge benefits to the merger. But it just struck me that maybe not all of the share repurchases are unique to the merger, so that was my question. Thank you.

Operator

[Landu Morena].

Landu Morena Analyst

My question really related to more of the strategic rationale for this outside of the cost reductions, because obviously the mortgage market has not been in the best of shape in the last few quarters, and you’ve seen a worsening of the loss experience in both companies. Given that this merger is likely to have significant integration issues, in terms of just distractions for management, and given also that it is hardly foreseeable what’s going to happen in the housing market in the next several quarters, what do you see as the risk going forward to just the overall business management, given that the management has to spend so much time in terms of possibly dealing with the merger and integration issues and also these stock issues in terms of buying back shares with these hybrid issuances at a time when potentially the underlying core businesses of both companies might be deteriorating?

And it is hard to actually call this because based on the loss experience we’ve seen in most of these companies in the last two or three quarters, things have been getting worse.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

I’m not sure what the total question was within that, but —

Landu Morena Analyst

I’m just trying to understand here really what you think of as being the rationale for this on a business sense. Is there something more — is their a likelihood that there is going to be a significant distraction because of integration issues here, given that there might be some significant issues you might face on the top line of the business itself?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Sure, we have the issues of running the business. Relative to the business itself actually as I mentioned before, I am encouraged by what’s going on in the business with the return of insurance in force growth to the business as persistency because of higher rates is returning as well as the MI penetration. Our competition against other executions is improving, last year from 8% to 10%, this year we estimate 10% to 12%. So we’ve got a tremendous opportunity if you will on the revenue side of the business.

The loss side of the business is there. I think both portfolios are well managed and from that aspect, if you looked at it, yes, I think we both thought — in looking at our books I know we said paids would be up about 10%. S.A.?

S.A. Ibrahim — Radian — CEO

We gave claims guidance our last investor call.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Up from — I don’t know what the percentage but up somewhere.

S.A. Ibrahim — Radian — CEO

Up (multiple speakers).

Curt Culver — MGIC Investment Corp. — Chairman and CEO

But we think that is well controlled. So the opportunities here are clearly to increase the revenue side, the product offering sides, the international opportunities where we were both delving into Australia, Canada, Hong Kong, Europe, India. Rather than doing it jointly, we can do it on a combined basis that saves lots of money and brings terrific synergies to our company.

The financial guaranty is an area that we felt was important to our company. This brings a solution to MGIC. S.A. and Radian were looking at the technology platform. It is one I think that our company is well-suited for, so that brings tremendous synergies to them and will help in the cost reduction. But the operating synergies are very important to the deal. I make no mistake about that. We have redundancies and we think that is very meaningful to shareholders to have those redundancies reduced.

S.A. Ibrahim — Radian — CEO

Also on the integration side, remember the challenge here is left for the two sides to develop a totally new system and platform. It is more that their existing platforms into which things can be combined and folded, so it is not a totally new platform that needs to be created. And in addition to that, we have people with significant experience on the integration side. On the IT team in particular, we have people who have done this for many of their players in the mortgage industry, people with experience at [EDF] and other companies.

And across the company overall, we think that we have the ability to focus on the integration issues in a very systematic manner while preserving our ability to pay attention to the customers and protect our (indiscernible).

Curt Culver — MGIC Investment Corp. — Chairman and CEO

This will not be an easy process. We both have strong management teams which ultimately will come together. We both have wonderful groups of co-workers that will make it happen. So while it will not be easy, I am very encouraged by what will happen.

Landu Morena Analyst

Okay, thank you.

Operator

Ken Zuckerberg.

Ken Zuckerberg Analyst

I guess a question for Curt. Just to clarify, you mentioned that the estimated MI business volume that will be lost is $12 billion. That is just on the flow channel. You’re expecting it to probably come in a little bit better and then as respects bulk, could you just clarify your comments there again?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

On the flow, I said I would be disappointed if those assumptions were proper. I think we will outperform those. That is my opinion on the flow business. On the bulk, we both compete for transactions. We have great talent at both companies within that sector, so that would be a very important part of what we do collectively as it has been individually. So I certainly do not see any loss. I would see upside there but we will see how that plays out.

Ken Zuckerberg Analyst

Great, and just another quick point of clarification and I will then requeue. What is the net premiums written or estimated net premiums written associated with the lost MI volume?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

$12 billion and 60 basis points, so 60 basis points on $12 billion annually. And that’s a gross number. (multiple speakers) Then you would have a captive on half of that, so that will get you that bottom line.

Ken Zuckerberg Analyst

I can do the arithmetic. Thanks and good luck with (multiple speakers).

Operator

Geoffrey Dunn.

Geoffrey Dunn — Keefe, Bruyette & Woods — Analyst

I just want to follow up. Internationally I wanted to get a better idea how this increased scale might help you break into the markets. Now you have two companies in Australia that are trying to get licensing who have recently won customer bids. Does the size launch you into those markets and attract more attention to you much more quickly?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

I don’t think it does much more quickly. I think it helps, but here again I think it is more as we delve into these worlds, more the expense side savings and where S.A. and Radian have already established relationships in Hong Kong and Europe is very helpful. And on the others, it’s just we’ve got one oar pulling rather than two. So size will help somewhat, but that is not the driver.

S.A. Ibrahim — Radian — CEO

As we look at expanding our presence in the international markets on a stand-alone basis, we each have to go about incurring expenses that are startup related expenses almost in some of these markets. The combination will have the ability to on a combined basis do more than just startup with those expenses.

Geoffrey Dunn — Keefe, Bruyette & Woods — Analyst

Okay, and Curt, I wanted to know how you got yourself comfortable with the Alt-A exposure? You have been pretty outspoken about not liking the Alt-A market in the past. Radian obviously has a reputation of being a big Alt-A player. Was there a hang up in getting comfortable with this deal because of that exposure or have conditions in the market changed enough that that wasn’t a big issue for you?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

I am looking across the table at Larry Pierzchalski and that is how I got my comfort.

Larry Pierzchalski — MGIC Investment Corp. — Risk Manager

Yes, we did do the due diligence on their portfolio and got comfortable with their portfolio and overlaid ours and the two together bring better geographic customer and product mix than by themselves.

Geoffrey Dunn — Keefe, Bruyette & Woods — Analyst

Okay, great. Thank you.

Operator

Steve (indiscernible).

Unidentified Participant

Could you please explain why the two sources of the cash that you have alluded to, the JV takedown and the hybrid implementation, why would those two sources of cash generation be sort of subject to the deal to happen? Why couldn’t they have been done singularly on a stand-alone basis?

Mike Lauer — MGIC Investment Corp. — CFO

I guess what you are saying — are you saying could they be done ahead of closing? Is that what you are saying?

Unidentified Participant

No, why did the deal make these actions happen, if you will? In other words, hybrids and these other actions, could they not have occurred as a stand-alone with the companies on a stand-alone basis?

Mike Lauer — MGIC Investment Corp. — CFO

You mean the Company could do them individually?

Unidentified Participant

Yes, individually, yes.

Mike Lauer — MGIC Investment Corp. — CFO

Sure we could but —

Unidentified Participant

What is the incremental value I guess is what I’m trying to really get to.

Mike Lauer — MGIC Investment Corp. — CFO

Well the incremental value is what Curt and S.A. have been saying about putting the two companies together and the synergistic benefits. And then of course I think you can over — I guess minimize the ability of putting these two balance sheets together and the capital structure that we have combined, it gives us much more financial flexibility too. But certainly individually each of the companies could have sold down a piece of their subsidiary and put on some hybrid debt or repurchase, but that is not what this was about. This was about putting together the companies as Curt and S.A. talked about for more strategic issues and opportunities. The way we structured it just happened to be a form of the hybrids.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Which could have been done by each individual company also.

Unidentified Participant

Right, thank you.

Operator

(OPERATOR INSTRUCTIONS) Paul Miller.

Paul Miller — Friedman, Billings, Ramsey — Analyst

When you do sell down the C-BASS and Sherman ventures, hopefully you are probably going to get much greater than book value for these things and I believe they are on your books at book value. Will you have to write up the rest of your investment to the sales price on your book?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

No.

Paul Miller — Friedman, Billings, Ramsey — Analyst

You do not have to? You could still carry it at book?

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Yes.

Paul Miller — Friedman, Billings, Ramsey — Analyst

Okay, thank you very much.

Operator

Kenneth Posner.

Kenneth Posner — Morgan Stanley — Analyst

I just wanted to ask a couple of questions about the pro forma income statement. Number one, I did not see the line for the net interest, the premiums associated with your assumption about the lost net interest written from the combination. And then I also wanted to ask about how you estimate the lost income from the equity affiliates?

Mike Lauer — MGIC Investment Corp. — CFO

Well, the loss on the income from affiliates was strictly the pro forma income that we had on the reduced percentage ownership.

Kenneth Posner — Morgan Stanley — Analyst

So is that basically an assumption about a 50% reduction from 100% down to 50? So if it’s 145 in 2008, that would be basically half of the income that you are broadcasting?

Mike Lauer — MGIC Investment Corp. — CFO

About 51% I guess. It’s 49.

Kenneth Posner — Morgan Stanley — Analyst

And can you just relate earlier in the slides it looked like there was about $600 million in combined pretax income. Can you just talk about the growth rate or the returns you are assuming for these affiliates going forward that could lead you to the 145 lost in 2008? From selling the 50 for 1%?

Mike Lauer — MGIC Investment Corp. — CFO

Relatively modest. We did not crank in any significant increases. You’re talking about the JV income?

Kenneth Posner — Morgan Stanley — Analyst

That’s right.

Mike Lauer — MGIC Investment Corp. — CFO

I think as we said on our call in January, that we were assuming in ‘07 for example flat and very modest growth because they had such strong periods the next two years.

Kenneth Posner — Morgan Stanley — Analyst

And is the $12 billion in net interest or new insurance written, is the premium associated from that in this table or is it somewhere else?

Mike Lauer — MGIC Investment Corp. — CFO

It is in other.

Kenneth Posner — Morgan Stanley — Analyst

It’s in other. Okay, thank you.

Mike Zimmerman — MGIC Investment Corp. — VP of IR

Operator, this is Mike Zimmerman. We have time for one more question please.

Operator

[Mia Henson].

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Apparently that was the last question that [Ken] offered up. Again, we are very excited about the opportunities of the MGIC Radian Financial Group. We have tremendous financial and operating synergies as we move forward and it is about the management of this Company to make that integration happen. I am delighted to do that with S.A. and the group at Radian. They will be tremendous partners and with my co-workers at MGIC, so we’re really excited about the opportunities here. S.A.?

S.A. Ibrahim — Radian — CEO

Likewise I accord that and look forward to talking to you again in the future.

Curt Culver — MGIC Investment Corp. — Chairman and CEO

Thank you all very much for your interest.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program. You may all disconnect. Everyone have a great day.

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